UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

26 September 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ........X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

 22 September 2016

Change to Diageo Board of Directors

Emma Walmsley joined the Diageo plc Board as a Non-Executive Director on 1 January 2016.  It was announced on 20 September 2016 that Emma was appointed GSK CEO Designate.  Emma will join the GSK Board of Directors from 1 January 2017 and will be appointed as CEO of GSK on 1 April 2017.  Given this appointment, Emma indicated that she wished to stand down from the Diageo Board and was therefore not elected as a Non-Executive Director at Diageo plc's Annual General Meeting in London on 21 September 2016.

For further information

Media relations:	Kirsty King	+44 (0) 208 978 6855
global.press.office@diageo.com

Investor relations	Andrew Ryan	+44 (0) 208 978 6504
	Rohit Vats	+44 (0) 208 978 1064
	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource,www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 26 September 2016	By: /s/Victoria Cooper
Name: Victoria Cooper
Title: Company Secretariat